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                                  SCHEDULE 13D
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.       1)



                       Gundle/SLT Environmental, Inc.
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                              (Name of Issuer)


                   Common Stock, par value $.01 per share
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                       (Title of Class of Securities)



                                 402806-103
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                               (CUSIP Number)


       T. William Porter, 700 Louisiana, 35th Floor, Houston, Texas 77002
                                 (713) 226-0600
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                              December 23, 1997
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           (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)
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                                  SCHEDULE 13D

 CUSIP NO.  402806-103                                         PAGE 2 OF 6 PAGES
          -------------------------                            -----------------


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  1  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Wembley, Ltd.            IRS Identification No. Not Applicable
------------------------------------------------------------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                        (a)     [ ]
                                                                                                              (b)     [ ]

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  3  SEC USE ONLY


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  4  SOURCE OF FUNDS*

                00
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  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                          [ ]

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  6  CITIZENSHIP OR PLACE OF ORGANIZATION

                British Virgin Islands
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                      7   SOLE VOTING POWER
     NUMBER OF
                                    4,657,143
       SHARES         --------------------------------------------------------------------------------------------------------------
                      8   SHARED VOTING POWER
    BENEFICIALLY
                                    0
      OWNED BY        --------------------------------------------------------------------------------------------------------------
                      9   SOLE DISPOSITIVE POWER
        EACH
                                    4,657,143
     REPORTING
                      --------------------------------------------------------------------------------------------------------------
    PERSON            10 SHARED DISPOSITIVE POWER


        WITH                        0
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  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING POWER

                 4,657,143 (See Item 5)
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  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                          [ ]

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  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 Approximately 35.1% (See Item 5)
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  14  TYPE OF REPORTING PERSON*

                 CO
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

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

Item 1.   Security and Issuer.

         The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the common stock, par value $.01 per share (the "Common Stock"), of Gundle/SLT Environmental, Inc., a Delaware Corporation (the "Company"). The principal executive offices of the Company are located at 19103 Gundle Road, Houston, Texas 77073.

Item 2.  Identity and Background.

    (a)    Wembley, Ltd.

    (b)    State of Organization: British Virgin Islands

           Address:       International Trust Company
                                  B.V.I. Limited
                                  Columbus Centre Building
                                  P.O. Box 659
                                  Road Town
                                  Tortola
                                  British Virgin Islands

    (c)    Principal Business Activity:
                                  Shareholder of the Company (formerly the sole stockholder of SLT Environmental, Inc., a Delaware Corporation).

(d)-(e) During the last five years, Wembley, Ltd. has neither been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Pursuant to Instruction C to this Form, information required by Item 2 provided on behalf of the executive officers and directors of Wembley, Ltd. is included on Appendix I hereto, which is incorporated herein by reference.
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                                                                     Page 4 of 6

Item 3.    Source and Amount of Funds or Other Consideration.

    Wembley, Ltd. received 7,000,000 shares of Common Stock pursuant to the terms of the merger agreement (the "Merger Agreement") dated as of March 28, 1995 between the Company and SLT Environmental, Inc., a wholly-owned subsidiary of Wembley, Ltd. ("SLT"). A copy of the Merger Agreement is attached as Exhibit A to Wembley, Ltd.'s initial Schedule 13D which was filed with the Commission on July 27, 1995. As of the date of the Merger Agreement, Wembley, Ltd. owned all of the 100 issued and outstanding shares of the common stock, par value $1.00 per share of SLT (the "SLT Stock"). Pursuant to the terms of the Merger Agreement, each share of SLT Stock was converted into 70,000 shares of Common Stock, as a result of which, upon the consummation of the merger on July 27, 1995 (the "Effective Date"), Wembley, Ltd. owned 7,000,000 shares of Common Stock. On the Effective Date, the closing price of a share of Common Stock on the American Stock Exchange was $7.00 per share and the total value of the 7,000,000 shares, based upon that price was $49,000,000.

    On December 15, 1997, Wembley, Ltd. sold 2,200,000 shares of Common Stock to the Company at a sale price of $5.40 per share. In addition, Wembley, Ltd. transferred 142,857 shares of Common Stock to an unaffiliated party for no consideration. As a result of the foregoing transactions, Wembley, Ltd. owns 4,657,143 shares of Common Stock which constitutes approximately 35.1% of all of the Company's issued and outstanding Common Stock.

Item 4.    Purpose of Transaction.

    Wembley, Ltd. has no plans or proposals which would result in any of the events or outcomes listed in (a) through (j) of this Item 4.

Item 5.    Interest in Securities of the Issuer.

    (a) Wembley, Ltd. beneficially owns an aggregate of 4,657,143 shares, representing approximately 35.1%, of the Common Stock.

    (b) The Board of Directors of Wembley, Ltd. has the sole power to vote or direct the vote and dispose or direct the disposition of the Common Stock. By reason of their position as directors, Messrs. Badawi and Khalawi may be deemed to possess, indirectly, sole and/or shared power to vote and dispose of the Common Stock. The filing of this Statement on Schedule 13D shall not, however, be construed as an admission that, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, any person other than Wembley, Ltd. has beneficial ownership of the Common Stock.

    (c) On December 15, 1997, Wembley, Ltd. sold 2,200,000 shares of Common Stock to the Company at a sale price of $5.40 per share. In addition, Wembley, Ltd. transferred 142,857 shares of Common Stock to an unaffiliated party for no consideration. As a result of the foregoing transactions, Wembley, Ltd. owns 4,657,143 shares of Common Stock which constitutes approximately 35.1% of all of the Company's issued and outstanding Common Stock.

    (d)    Not Applicable.
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                                           Page 5 of 6

    (e)    Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

    The Company has entered into a registration rights agreement (the "Registration Rights Agreement") with Wembley, Ltd. (among others) a copy of which is attached as Exhibit B to Wembley, Ltd.'s initial Schedule 13D, which was filed with the Commission on July 27, 1995. Subject to certain conditions, Wembley, Ltd. has three demand registration rights exercisable at any time beginning one year after the Effective Date through the seventh anniversary of the Effective Date. In addition, the Registration Rights Agreement affords to Wembley, Ltd. the right to participate in registrations initiated by the Company or, under certain conditions, another party.

    All of the shares of Common Stock owned by Wembley, Ltd. have been registered for resale pursuant to a Registration Statement on Form S-3. Wembley, Ltd. has not sold any of its Common Stock pursuant to the Registration
Statement and has no current plans to do so, however, Wembley, Ltd. reserves the right to sell any or all of its Common Stock pursuant to the Registration Statement or pursuant to any applicable exemption from registration.

Item 7.    Material to be Filed as Exhibits.

    None.
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                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED:  December 18, 1997

                                        WEMBLEY, LTD.


                                        By:  /S/ SAMIR T. BADAWI
                                           -----------------------------------
                                             Samir T. Badawi, Director
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                                   SCHEDULE I

Item 2.  Identity and Background, cont.

         Wembley, Ltd. has no executive officers. The Board of Directors makes all decisions concerning the business of Wembley, Ltd. including, without limitation, the voting and disposition of the issued and outstanding common stock of the Company.

         (a)     Directors of Wembley, Ltd.:         Samir T. Badawi
                                                     Ahmed Khalawi

         (b)     Business Address:                   Al-Amoudi Center Office
                                                     No. 103
                                                     P.O. Box 2477 (Madina Road)
                                                     Jeddah 21451
                                                     Kingdom of Saudi Arabia

         (c)     Principal Business Activity:        Both men serve as
                                                     directors and advisors to
                                                     Wembley, Ltd. Mr. Badawi
                                                     is also Chairman of the
                                                     Board of the Company.

         (d)-(e) During the last five years, neither director has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.